Exhibit 99.1

111, Inc. Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI, May 21, 2020 (PR Newswire) – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a Company dedicated to digitally connecting patients with drugs and healthcare services in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

(in comparison to the same period of last year)

•	Net revenues were RMB1.58 billion (US$222.5 million), representing an increase of 140.3% year-over-year.

•	Operating expenses[1] were RMB201.3 million (US$28.4 million), representing an increase of 44.0% year-over-year. Operating expenses accounted for 12.8% of net revenue this quarter as compared to 21.5% in the same quarter of last year.

•	Number of pharmacies served increased to more than 260,000 as of March 31, 2020, compared to more than 170,000 pharmacies as of March 31, 2019.

•	Quarterly pharmacy order numbers reached 419,000, representing an increase of 196.4% year-over-year.

[1]	Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating (expenses) income.

“2020 was off to a very strong start as we sustained our tremendous momentum from last year and delivered net revenue of RMB1.58 billion in the first quarter, or 140.3% growth year over year,” said Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111. He commented, “In spite of the challenges, uncertainties and disruptions caused by an unprecedented global pandemic, we continued to deliver robust performance, driven by exceptional revenue growth across all of our business segments. The year-over-year revenue growth of the B2B segment, which primarily represents pharmacy orders, was 178.4%. Revenue from our B2C segment increased 17.5% year over year, while revenues from the E-Channel[2] segment grew by 229.7% in the first quarter. In addition, the increasing operating leverage from our expanding business scale and heightening cost management contributed to the substantial increase of 163.3% in gross profit [3], and further improvement of gross margin.”

“As we entered 2020, we have laid down a growth strategy with four facets to deliver long-term success: 1) Capitalize on the enormous market opportunities from building the largest virtual pharmacy network in China; 2) build an omni-channel drug commercialization capability to establish 111 as a partner of choice for pharmaceutical companies; 3) strengthen our healthcare ecosystem by enabling key stakeholders via cloud-based solutions to increase stickiness, raise the barriers to entry, and generate diversified revenue sources; 4) enhance our smart technology and integrated online-offline infrastructures to deliver best-in-class supply chain management services to our customers.”

“We have made significant progress in executing our growth strategies and strengthening our market position. As of March 31, 2020, our virtual pharmacy network had expanded to cover more than 260,000 drugstores in China, equivalent to over 50% of the total market. We have established direct purchasing relationships with over 200 pharmaceutical companies. With many consumers having trouble finding popular items elsewhere, our ability to source a large variety of healthcare products contributed to an uptick in registered users of and traffic to our B2C platform.”

“Investment in leadership and top talent is pivotal to accelerating the advancement of our drug commercialization platform. I am pleased to announce that Mr. Anfeng Guo joined 111 on May 1, 2020 as Chief Innovation Officer to oversee the operations and innovation of our omni-channel drug commercialization platform. Anfeng is a veteran of China’s pharmaceutical industry who brings us over 20 years of experience working in world-leading pharmaceutical companies such as Pfizer, Bayer, AstraZeneca and Bristol Myers Squibb. We are confident that he will further strengthen our capabilities, particularly the development of an efficient and effective omni-channel drug commercialization platform as we usher in a new era in healthcare.”

Mr. Liu concluded, “We are proud of our accomplishments, and the consecutive quarterly growth demonstrates our commitment and ability to build a sustainable and profitable long-term business. We believe the large population base in the tier 3 to 6 cities as well as the growing needs of the millions and millions of Chinese people living with chronic diseases offer tremendous market potential. And we are capturing this opportunity by executing our mission to connect patients with drugs and healthcare services through a technology-empowered and integrated online and offline healthcare platform. The Company remains laser-focused on maximizing value for our customers, partners and shareholders through innovation, operational excellence, continued execution of our growth strategies.”

[2]	E-Channel segment consists of revenue from product sales to e-commerce companies, such as Ali Health, JD Health, Ping An Good Doctor and etc. Historically, revenue from these sources had been included in the B2C segment and generally accounted for between 15-20% of the revenue in the B2C segment. In the first quarter 2020, this segment grew by an unprecedented 229.7% over same period last year. The growth in the E-Channel segment attributed to the overall increase in e-commerce traffic during the nationwide lockdown. And previous period has been restated to conform to the current period reportable segments presentation.

[3]	Gross Profit represents net revenue minus cost of products sold. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Share Repurchase Program

Underscoring the confidence in the Company’s prospects, the Board approved a share repurchase program of up to US$10 million on August 14, 2019. As of March 31, 2020, the Company had repurchased 998,810 ADSs for a total consideration of US$4.9 million.

Lead in COVID-19 Relief Efforts

•	Free online consultation service to Chinese nationals living and working abroad through 111’s Internet hospital since March 17, 2020.

•	Overseas Direct Delivery (“ODD”) service to address the critical global shortage of personal protective equipment since March 27, 2020. The service provides direct delivery of masks, disposable gloves, protective gowns and other equipment that are in high demand. This service covers over 200 countries across five continents, including hardest hit countries such as the United States, Italy, Spain and Japan.

First Quarter 2020 Financial Results

Net revenues were RMB1.58 billion (US$222.5 million), representing an increase of 140.3% from RMB655.6 million in the same quarter of last year. Our revenues breakdown was as follows:

	For the three months ended March 31,
	2019	2020	YoY
Product Revenues
B2B	459,520	1,279,422	178.4%
B2C	162,243	190,684	17.5%

	For the three months ended March 31,
	2019	2020	YoY
E-Channel	30,041	99,028	229.7%

Sub-Total	651,804	1,569,134	140.7%

Service Revenue	3,797	6,534	72.1%

Total	655,601	1,575,668	140.3%

Operating costs and expenses were RMB1.69 billion (US$238.8 million), representing an increase of 121.7% from RMB762.1 million in the same quarter of last year.

•	Cost of products sold was RMB1.49 billion (US$210.2 million), representing an increase of 139.1% from RMB622.3 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 178.4% as compared to same quarter last year.

•	Fulfillment expenses were RMB55.6 million (US$7.9 million), representing an increase of 161.6% from RMB21.3 million in the same quarter of last year. Fulfillment expenses accounted for 3.5% of net revenues this quarter as compared to 3.2% in the same quarter of last year.

•	Selling and marketing expenses were RMB95.8 million (US$13.5 million), representing an increase of 26.9% from RMB75.5 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 6.1% in the quarter from 11.5% in the same quarter of last year.

•	General and administrative expenses were RMB29.7 million (US$4.2 million), representing an increase of 7.7% from RMB27.5 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense further reduced to 1.9% in the quarter from 4.2% in the same quarter of last year

•	Technology expenses were RMB21.0 million (US$3.0 million), representing an increase of 40.0% from RMB15.0 million in the same quarter of last year, mainly due to our increased investment in technology. Technology expenses accounted for 1.3% of net revenues this quarter as compared to 2.3% in the same quarter of last year.

The Company will continue to make infrastructure investments to support its rapid revenue growth and expects operational efficiency and effectiveness to continue to improve.

Loss from operations was RMB113.7 million (US$16.1 million), compared to RMB106.5 million in the same quarter of last year. As a percentage of net revenues, loss from operations further decreased to 7.2% in the quarter from 16.2% in same quarter of last year.

Non-GAAP Loss from operations[4] was RMB98.5 million (US$13.9 million), compared to RMB95.3 million in the same quarter of last year. As a percentage of net revenues, Non-GAAP loss from operations decreased to 6.3% in the quarter from 14.5% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB124.6 million (US$17.6 million), compared to RMB118.5 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 7.9% in the quarter from 18.1% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders[5] was RMB109.4 million (US$15.5 million), compared to RMB96.3 million in the same quarter of last year. As a percentage of net revenues, Non-GAAP net loss attributable to ordinary shareholders decreased to 6.9% in the quarter from 14.7% in same quarter of last year.

Loss per ADS was RMB1.52 (US$0.22), compared to RMB1.46 for the same period of last year.

Non-GAAP Loss per ADS[6] was RMB1.34 (US$0.19), compared to RMB1.19 for the same period of last year.

As of March 31, 2020, the Company had cash and cash equivalents, and restricted cash of RMB525.0 million (US$74.1 million), compared to RMB697.7 million as of December 31, 2019.

[4]	Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

[5]	Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment.

[6]	Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS.

Business Outlook

For the second quarter of 2020, the Company expects its total net revenues to be between RMB1.55 billion and RMB1.68 billion, representing a year-over-year growth of approximately 85% to 100%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, May 21, 2020 (7:30 PM Beijing Time on May 21, 2020).

Details for the conference call are as follows:

Event Title:	111, Inc. First Quarter 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/1829069

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until May 29, 2020, 09:59 P.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	1829069

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash, non-recurring expense that occurred in this period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation expenses and impairment loss of long-term investment provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation expenses and impairment loss of long-term investment. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a Company dedicated to digitally connecting patients with drugs and healthcare services in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company's online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company's New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

GCM Strategic Communications

IR Counsel

Email: 111.ir@gcm.international

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	581,281	490,093	69,214
Restricted Cash	116,441	34,921	4,932
Accounts receivable, net	65,247	76,774	10,843
Note Receivable	23,587	18,715	2,643
Inventories	486,271	646,024	91,236
Prepayments and other current assets	208,604	242,780	34,288
Total current assets	1,481,431	1,509,307	213,156
Property and equipment	29,836	28,882	4,079
Intangible assets	8,022	8,144	1,150
Long-term investments	140	140	20
Operating lease right-of-use Assets	87,855	97,965	13,835
Other Non-Current Assets	3,009	4,332	612
Total Assets	1,610,293	1,648,770	232,852

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	95,081	39,666	5,602
Accounts payable	444,334	637,369	90,014
Accrued expense and other current liabilities	234,008	235,786	33,299
Total Current liabilities	773,423	912,821	128,915
Operating Lease Liabilities	57,011	60,849	8,594
Other Non-Current Liabilities	5,936	5,388	761
Total Liabilities	836,370	979,058	138,270

Shareholders' Equity
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 and 800,000,000 shares authorized, 96,588,106 and 96,588,106 shares issued and 92,120,024 and 92,718,782 outstanding as of December 31, 2019 and March 31, 2020, respectively)	30	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020	25	25	4
Treasury shares (1,485,862 and 1,997,620 shares as of December 31, 2019 and March 31, 2020, respectively)	(22,991)	(34,972)	(4,939)
Additional paid in capital	2,606,486	2,625,437	370,783
Accumulated deficit	(1,883,335)	(2,007,947)	(283,576)
Accumulated other Comprehensive Income	76,441	90,719	12,812
Total shareholders' equity	776,656	673,292	95,088
Non-controlling interest	(2,733)	(3,580)	(506)
Total equity	773,923	669,712	94,582
Total liabilities and equity	1,610,293	1,648,770	232,852

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Net Revenues	655,601	1,575,668	222,527
Operating Costs and expenses:
Cost of products sold	(622,334)	(1,488,070)	(210,156)
Fulfillment expenses	(21,253)	(55,603)	(7,853)
Selling and marketing expenses	(75,461)	(95,751)	(13,523)
General and administrative expenses	(27,534)	(29,656)	(4,188)
Technology expenses	(15,030)	(21,037)	(2,971)
Other operating (expenses) income, net	(496)	754	106
Total Operating costs and expenses	(762,108)	(1,689,363)	(238,585)
Loss from operations	(106,507)	(113,695)	(16,058)
Interest income	1,941	288	41
Interest expense	(279)	(1,604)	(227)
Foreign exchange loss	(2,845)	(10,996)	(1,553)
Impairment loss of long-term investment	(11,000)	—	—
Other (loss) Income, net	(213)	548	77
Loss before income taxes	(118,903)	(125,459)	(17,720)
Income tax expense	—	—	—
Net Loss	(118,903)	(125,459)	(17,720)
Net Loss attributable to non-controlling interest	413	847	120
Net Loss attributable to ordinary shareholders	(118,490)	(124,612)	(17,600)
Other comprehensive loss
Unrealized gains of available -for-sale securities, net of tax of nil for the period end	1,755	—	—
Realized gain of available-for-sale debt securities, net of tax	(87)	—	—
Foreign currency translation adjustments	(22,573)	14,278	2,016
Comprehensive loss	(139,395)	(110,334)	(15,584)
Loss per share:
Basic and diluted	(0.73)	(0.76)	(0.11)
Loss per ADS:
Basic and diluted	(1.46)	(1.52)	(0.22)
Weighted average number of shares used in computation of loss per share
Basic and diluted	163,317,328	164,339,875	164,339,875

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Net cash used in operating activities	(59,320)	(111,947)	(15,810)
Net cash used in investing activities	(6,429)	(4,169)	(589)
Net cash provided by (used in) financing activities	20,799	(64,459)	(9,103)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(17,337)	7,867	1,111
Net decrease in cash and cash equivalents, and restricted cash	(62,287)	(172,708)	(24,391)
Cash and cash equivalents, and restricted cash at the beginning of the period	853,740	697,722	98,537
Cash and cash equivalents, and restricted cash at the end of the period	791,453	525,014	74,146

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Loss from operations	(106,507)	(113,695)	(16,058)
Add: Share-based compensation expenses	11,228	15,200	2,147
Non-GAAP loss from operations	(95,279)	(98,495)	(13,911)

Net Loss attributable to ordinary shareholders	(118,490)	(124,612)	(17,600)
Add: Share-based compensation expenses	11,228	15,200	2,147
Impairment loss of long-term investment	11,000	—	—
Non-GAAP net Loss attributable to ordinary shareholders	(96,262)	(109,412)	(15,453)

Loss per ADS:
Basic and diluted	(1.46)	(1.52)	(0.22)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	0.27	0.18	0.03
Non-GAAP Loss per ADS	(1.19)	(1.34)	(0.19)